Exhibit 99.2

Kornit Announces Pricing of Secondary Public Offering of Ordinary Shares

ROSH HA’AYIN, Israel, Dec. 04, 2018 (GLOBE NEWSWIRE) – Kornit Digital Ltd. (NASDAQ: KRNT), a company that develops, designs and markets innovative digital printing solutions for the global printed textile industry, announced today the pricing of an underwritten secondary public offering of 3,132,481 ordinary shares by Fortissimo Capital Fund II (Israel) L.P. (“Fortissimo”) at a price to the public of $20.50 per share. The company will not receive any of the proceeds from the sale of the ordinary shares.

Barclays and Citigroup are acting as joint bookrunners for this offering.

The offering is expected to close on December 7, 2018, subject to customary closing conditions.

The offering will be made only by means of a prospectus supplement and the accompanying prospectus. A copy of the preliminary prospectus supplement relating to the offering and accompanying prospectus may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, or by emailing barclaysprospectus@broadridge.com; or Citigroup c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146.

The offering of these securities is being made under an effective shelf registration statement on file with the U.S. Securities and Exchange Commission. The registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

Investor Contact:
Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com